As filed with the U.S. Securities and Exchange Commission on December 20, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

Petróleo Brasileiro S.A.—Petrobras

(Exact name of issuer of deposited securities as specified in its charter)

Brazilian Petroleum Corporation - Petrobras

(Translation of issuer's name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Petrobras America Inc

10350 Richmond Ave., Suite 1400

Houston, Texas 77042

(713) 808-2000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, Suite 2405 New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466

☐	immediately upon filing
☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two preferred shares of Petróleo Brasileiro S.A.—Petrobras	1,000,000,000 American Depositary Shares	$0.05	$50,000,000	$6490
(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)	Statement that Petróleo Brasileiro S.A.—Petrobras is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly files certain reports with the Securities and Exchange Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied through the EDGAR system or at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Deposit Agreement dated as of January , 2020 among Petróleo Brasileiro S.A.—Petrobras, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on December 20, 2019.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Lisa M. Hayes
Name:	Lisa M. Hayes
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Petróleo Brasileiro S.A.—Petrobras certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on December 20, 2019.

Petróleo Brasileiro S.A.—Petrobras

By:	/s/ Roberto da Cunha Castello Branco
Name:	Roberto da Cunha Castello Branco
Title:	Chief Executive Officer

By:	/s/ Andrea Marques de Almeida
Name:	Andrea Marques de Almeida
Title:	Chief Financial Officer and Chief Investor Relations Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roberto da Cunha Castello Branco and Andrea Marques de Almeida, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on December 20, 2019, in the capacities indicated.

SIGNATURES

Signature	Title

/s/ Eduardo Bacellar Leal Ferreira	Chairman of the Board of Directors
Eduardo Bacellar Leal Ferreira

/s/ Roberto da Cunha Castello Branco	Chief Executive Officer and Director
Roberto da Cunha Castello Branco

/s/ Andrea Marques de Almeida	Chief Financial Officer and Chief Investor Relations Officer
Andrea Marques de Almeida

/s/ Rodrigo Araújo Alves	Chief Accounting and Tax Officer
Rodrigo Araújo Alves

/s/ Ana Lúcia Poças Zambelli	Director
Ana Lúcia Poças Zambelli

/s/ Clarissa de Araújo Lins	Director
Clarissa de Araújo Lins

/s/ João Cox Neto	Director
João Cox Neto

/s/ Danilo Ferreira da Silva	Director
Danilo Ferreira da Silva

/s/ Marcelo Mesquita de Siqueira Filho	Director
Marcelo Mesquita de Siqueira Filho

/s/ Nivio Ziviani	Director
Nivio Ziviani

/s/ Sonia Julia Sulzbeck Villalobos	Director
Sonia Julia Sulzbeck Villalobos

Director
Walter Mendes de Oliveira Filho

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Petróleo Brasileiro S.A.—Petrobras, has signed this Registration Statement in Houston, Texas, on December 20, 2019.

Authorized U.S. Representative

By:	/s/ Gustavo Tardin Barbosa
Name:	Gustavo Tardin Barbosa
Title:	President Director Petrobras America Inc

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Deposit Agreement (Preferred Shares).

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.